UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

SEC FILE NUMBER: 000-29315
CUSIP NUMBER: 788112N100

NOTIFICATION OF LATE FILING

(Check One)
	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K
☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:                                September 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   N/A

PART I - REGISTRANT INFORMATION

Rubicon Financial Incorporated
Full Name of Registrant

N/A
Former Name if Applicable

18872 MacArthur Blvd., First Floor
Address of Principal Executive Office (Street & Number)

Irvine, CA 92612
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant is unable to file its quarterly report on Form 10-Q within the prescribed time period because the Registrant is awaiting final review of its financial statements for the relevant quarter. The Registrant currently expects to file its Form 10-Q for the third quarter ended September 30, 2011 on or before the fifth calendar day following the prescribed due date for the filing of the Registrant's Form 10-Q.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Joseph Mangiapane, Jr.	(888)	668-9567
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
	☒Yes	☐No

If answer is no, identify report(s).

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
	☒Yes	☐No

The Registrant expects to report approximately $3.49 million in revenues for the three months ended March 31, 2011, compared to revenues of $3.47 million for the same period in 2010. Further, the Registrant anticipates reporting a total comprehensive loss of $237,796 for the three months ended September 30, 2011 and a total comprehensive income of $140,646 for the nine months ended September 30, 2011, opposed to a total comprehensive loss of $81,658 and $600,586 for the same periods of 2010. However, these results of operations are still under review and subject to change.

Rubicon Financial Incorporated
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2011                                           By: /s/ Joseph Mangiapane, Jr.
                           Joseph Mangiapane, Jr., Chief Executive Officer

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C.1001).